11/6


03037520

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hokuriku Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 1045 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 11/18/03

ANNUAL REPORT 2003

Year Ended March 31, 2003



THE HOKURIKU BANK, LTD.

Founded in 1877, The Hokuriku Bank, Ltd., is one of Japan's leading regional banks, with consolidated assets exceeding ¥5,620 billion. Based in Toyama City, the Bank chiefly serves the Hokuriku region (Toyama, Ishikawa and Fukui Prefectures) and Hokkaido Prefecture. In addition to its broad domestic branch network, the Bank has 3 overseas offices and is involved in many cooperative business initiatives with other banks. With a range of comprehensive and sophisticated financial services, the Bank is well positioned to meet the needs of retail customers throughout the Hokuriku region. It also offers a range of domestic and international banking services to corporate clients.

Domestic Branches

The *Kitamae-bune*, or "Northbound Ships," played a key role in the commerce of the provinces bordering the Japan Sea from the 17th century until early modern times. These bustling vessels brought prosperity to the ports of the Hokuriku area. Shipowners in these cities often became major commercial figures.

It was these men who were the pioneers of modern Japan's industry and banks in this area. Today, our Bank keeps alive this spirit of challenge and innovation, as manifested by the broad scope of our activities.




Toyama 85
Ishikawa 33
Fukui 22
Kyoto 1
Osaka 4
Hokkaido 24
Niigata 1
Nagano 1
Tokyo 6
Yokohama 2
Takayama 1
Gifu 1
Nagoya 3

Consolidated Financial Highlights

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries Years ended March 31

	Millions of yen					Thousands of U.S. dollars
	2003	2002	2001	2000	1999	**2003**
FOR THE YEAR						
Total Income	**¥ 161,154**	¥ 154,516	¥ 170,171	¥ 367,406	¥ 397,615	**$ 1,340,718**
Total Expenses	**169,268**	311,499	169,272	358,845	500,141	**1,408,225**
Income (Loss) before Income Taxes	**(8,114)**	(156,982)	899	8,561	(102,525)	**(67,507)**
Net Income (Loss)	**2,341**	(135,697)	5,699	10,782	(69,904)	**19,476**
AT YEAR-END						
Total Assets	**¥5,620,855**	¥5,941,080	¥6,028,403	¥5,971,458	¥6,387,370	**$46,762,523**
Deposits	**5,190,676**	5,253,535	5,385,870	5,296,955	5,111,577	**43,183,666**
Loans and Bills Discounted	**4,253,657**	4,377,066	4,414,698	4,405,388	4,600,466	**35,388,162**
Securities	**702,111**	813,574	863,866	881,906	769,740	**5,841,191**
Trading Assets	**2,419**	6,281	7,152	9,053	3,048	**20,125**
Trading Liabilities	**505**	527	734	512	965	**4,206**
Foreign Exchanges:						
Assets	**12,906**	14,086	12,999	12,653	15,355	**107,372**
Liabilities	**127**	94	214	208	180	**1,062**
Total Shareholders' Equity	**175,752**	179,214	284,493	280,239	194,145	**1,462,166**

Notes: 1. The Japanese yen figures are in millions with fractions omitted.
2. Figures stated in U.S. dollars are translated from Japanese yen, solely for convenience, at the rate of ¥120.20 per US$1.00, the exchange rate prevailing at the end of March 2003.

Contents

Consolidated Financial Highlights 1
A Message from the Management 2
Consolidated Financial Review 5
Consolidated Balance Sheets 6
Consolidated Statements of Income and Retained Earnings 7
Consolidated Statements of Cash Flows 8
Notes to Consolidated Financial Statements 9
Market Value Information (Consolidated Financial Data) 21
Independent Auditors' Report 23
Subsidiaries and Affiliated Companies 24
Service Network 25


Core Business Profit
(Billions of yen)
Expenses
(Billions of yen)
Expenses
Personnel expenses
Deposits and Loans
(Billions of yen)
Deposits
Loans
Consumer Loans and Housing Loans
(Billions of yen)
Consumer loans
Housing loans
*Housing loans are a subcategory of consumer loans.

Introduction

Based on the belief that community development is central to its own development, The Hokuriku Bank, Ltd. has risen on several occasions with a forward-looking, indomitable spirit to surmount the various challenges spawned by volatile changes since its establishment in 1877. With the approval of relevant authorities, The Hokuriku Bank plans to establish the Hokugin Financial Group, Inc., a holding company with The Hokuriku Bank and its affiliated companies as subsidiaries. This move will unify management and coalesce the far-reaching capabilities of Group companies, thereby increasing efficiency and effectiveness in the provision of a wide variety of financial services. The Hokuriku Bank has reached a basic agreement with The Hokkaido Bank, Ltd. with the aim of merging management under the holding company structure in 2004. We believe that this merger will further improve management efficiency through shared infrastructure, and encourage marketing that reflects the particular traits of both banks. The merger will also position both banks to provide services along twice the number of channels from a unified capital base.

Business Performance

During the fiscal year ended March 31, 2003, the Japanese economy showed signs of a recovery due to an uptake in manufacturing activity from a rebound in exports, a halt to declines in capital investment, and improvement in employment conditions. The pace of recovery was mild, however, and the outlook for the Japanese economy grew more uncertain due to concerns for a deceleration in the U.S. economy and further declines in stock prices.

In the 3 prefectures that make up Hokuriku, the Bank's primary operating area, export-driven demand turned around production in the manufacturing industry, and there were signs of a recovery in the primary fields of aluminum construction materials, electric machinery and chemicals including pharmaceuticals. The resulting rebound in corporate earnings began to have an effect on employment, slowing the decline in consumer spending. However, demand was weak in housing construction, capital investment and public spending.

The Hokuriku Bank and Group companies worked to instill confidence in the regional economy, standing resolutely by its basic belief that community development is central to its own development. The Bank made strenuous efforts to update its financial service functions, based on the basic management policy of aiming to be a comprehensive regional financial institution that contributes to the development and vitality of the region through the provision of first-rate financial services that precisely fit the needs of regional customers.

The Hokuriku Bank aims to strengthen retail operations and regional interaction by concentrating management resources in its operating regions. By enhancing its structure for retail operations, The Hokuriku Bank focused efforts on ensuring a reliable availability of capital to these regions through the provision of loans to small- and medium-sized businesses and through consumer loans. We will make aggressive efforts across the Group to streamline operations, increase efficiency and create a sound asset base to become more competitive, aiming to improve the management structure. We will also work to expand our products and services to precisely and promptly satisfy a diversifying range of regional customer needs, and promote tie-ups and cooperation with other industries and financial institutions.

These individuals are responsible for management at The Hokuriku Bank. (From left)

Tsuguo Iwata, *Managing Director*
Shigeo Takagi, *President*
Satoshi Kawai, *Senior Managing Director*
Hideaki Haoka, *Managing Director*



Shigeo Takagi, *President*



As a consequence of these efforts, performance for the fiscal year under review was as follows.

Although individual deposits were firm, deposits excluding negotiable certificates of deposit decreased ¥43.2 billion from the end of the previous fiscal year to ¥5,188.0 billion, owing mainly to ongoing controls on the acceptance of large-scale fixed deposits with high interest rates.

The Hokuriku Bank provides loans to small- and medium-sized businesses, and consumer loans including housing loans. During the fiscal year under review, loans and bills discounted fell ¥123.4 billion to ¥4,253.6 billion, due primarily to lackluster demand for funding overall, despite a steady increase in consumer loans.

Core business profit, which shows the earnings capabilities of the core businesses of the Bank, increased ¥3.3 billion to ¥48.0 billion. This was chiefly due to a steady increase in consumer loans, favorable service revenues from the sale of investment trusts and pension insurance, and the positive impact of cost reductions that surpassed targets in our Plan for Restoring Sound Management. Amid a greater-than-expected fall in stock prices, however, losses mounted due to securities-related revaluations on account of measures to reduce shareholdings and strict standards used in the disposal of losses. Moreover, The Hokuriku Bank reinforced its corporate revitalization and support systems, maintained high levels of reserves for losses and aggressively wrote off non-performing loans to accelerate its disposal. As a result, loss before income taxes was ¥8.1 billion, and owing to deferred income tax accounting, net income totaled ¥2.3 billion for the fiscal year ended March 31, 2003.

Conclusion

Next Stage

- We are engaging in deep-rooted community activities in an aim to promote customer-oriented marketing as a new broad-area regional financial group.
- We aim to be a bank that is easily approachable by our customers for consultation.
- We will make every effort to achieve sound growth through open, robust management that has a firm grip on future potential.
- We aim to create a management structure able to draw out the utmost in profitability.

The operating environment continues to present tough challenges for financial institutions. With a forward-looking, indomitable spirit inspired by *Kitamae-bune* ("Northbound Ships"), which in their day braved rough seas as a bridge between Hokuriku and Hokkaido, we will drive onward with new management strategies for introducing region-based business divisions, establishing a holding company, and integrating management with The Hokkaido Bank.

More aware than ever of our roles and responsibilities as a regional financial institution, we are making concerted efforts to fulfill the diverse needs of our customers while growing with local communities. At the same time, we are in position to advance as one, unifying the efforts of management and employees, toward the establishment of a stalwart management foundation.

We ask all of our shareholders and customers for their continued support and understanding.

髙木繁雄

Shigeo Takagi
President

Establishment of a New, Broad-Area Regional Bank Business Model

Introduce region-based business divisions. April 2003

Aims of region-based marketing strategy

【Hokuriku business division】
Provide a full lineup of financial services to all customers.

【Hokkaido business division】
Strengthen relationship with customers who are associated with one of the three prefectures of the Hokuriku region, and boost peripheral transactions with their employees and affiliates.

【Three major cities business division】
Develop role as conduit between cities and Hokuriku and Hokkaido and strengthen related transactions.

- Clarify responsibilities by appointing division chiefs to integrate marketing activities.
- Improve customer convenience by expanding channels, including business tie-ups with other types of business like Lawson and other convenience stores.

- **Unify the Group.**
- **Provide comprehensive financial services.**

Establish Hokugin Financial Group, Inc. as holding company. Planned for September 2003

Hokugin Financial Group, Inc.

The Hokuriku Bank, Ltd.	Hokuriku Hosho Services Co., Ltd.	Hokugin Software Co., Ltd.	Hokugin Lease Co., Ltd.
	Hokuriku Capital Co., Ltd.	Hokuriku Card Co., Ltd.	Loan Servicer (new company)

To be established in 2003

- **Increase convenience.**
- **Bolster profitability.**

Merge with The Hokkaido Bank under the holding company structure. Planned for 2004

Aims of management integration

- Pursue economies of scale, such as higher management efficiency, through joint use of infrastructure.
- Provide services from the same capital base that would otherwise be difficult on our own.
- Strengthen marketing capabilities by effectively meshing The Hokkaido Bank's network in Hokkaido with The Hokuriku Bank's broad-area network.
- Build up a stable portfolio of assets by using marketing bases in different regions.

- Expand business tie-up with The Hokkaido Bank in May 2002 as The Hokuriku Bank has operated in Hokkaido for over 100 years.

Consolidated Financial Review

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries For the years ended March 31, 2003 and 2002

Total Income

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Interest on Loans and Discounts	**¥ 86,969**	¥ 91,545	**$ 723,543**
Interest and Dividends on Securities	**10,569**	12,972	**87,930**
Other Interest Income	**902**	2,499	**7,505**
Fees and Commissions	**14,432**	13,146	**120,069**
Trading Revenue	**1,025**	222	**8,531**
Other Operating Income	**7,399**	2,293	**61,563**
Other Income	**39,855**	31,836	**331,577**
Total	**¥161,154**	¥154,516	**$1,340,718**

Total Expenses

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Interest on Deposits	**¥ 8,162**	¥ 12,677	**$ 67,904**
Interest on Borrowings and Rediscounts	**1,503**	1,760	**12,511**
Other Interest Expenses	**2,682**	3,179	**22,316**
Fees and Commissions	**3,693**	3,462	**30,729**
Trading Expenses	—	—	—
Other Operating Expenses	**1,093**	2,058	**9,099**
General and Administrative Expenses	**56,166**	59,431	**467,278**
Other Expenses	**95,966**	228,930	**798,388**
Total	**¥169,268**	¥311,499	**$1,408,225**

Net Income (Loss)

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Income (Loss) before Income Taxes	**¥ (8,114)**	¥(156,982)	**$(67,507)**
Income Taxes			
Current	**294**	272	**2,453**
Deferred	**(10,975)**	(22,006)	**(91,310)**
Minority Interests in Net Income	**225**	447	**1,874**
Net Income (Loss)	**¥ 2,341**	¥(135,697)	**$ 19,476**

Main Accounts

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Deposits	**¥5,190,676**	¥5,253,535	**$43,183,666**
Loans and Bills Discounted	**4,253,657**	4,377,066	**35,388,162**
Securities	**702,111**	813,574	**5,841,191**

Capital Adequacy Ratio

	2003	2002
Total Risk-Based Capital Adequacy Ratio	**7.48%**	7.09%

Consolidated Balance Sheets

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries As of March 31, 2003 and 2002

	Millions of yen (Note 1)		Thousands of U.S. dollars (Note 1)
	2003	2002	**2003**
ASSETS			
Cash and Due from Banks	**¥ 188,098**	¥ 401,277	**$ 1,564,877**
Call Loans	**150,000**	51,000	**1,247,920**
Commercial Paper and Other Debt Purchased	**8,803**	8,529	**73,243**
Trading Assets (Note 3)	**2,419**	6,281	**20,125**
Money Held in Trust	**2,506**	4,599	**20,854**
Securities (Notes 4 and 9)	**702,111**	813,574	**5,841,191**
Loans and Bills Discounted (Notes 5 and 9)	**4,253,657**	4,377,066	**35,388,162**
Foreign Exchanges (Note 6)	**12,906**	14,086	**107,372**
Other Assets (Note 9)	**77,565**	75,672	**645,307**
Premises and Equipment (Note 7)	**106,766**	131,276	**888,242**
Deferred Tax Assets (Note 16)	**106,833**	104,096	**888,801**
Customers' Liabilities for Acceptances and Guarantees (Note 8)	**111,852**	112,338	**930,555**
Reserve for Possible Loan Losses (Note 2)	**(102,665)**	(158,718)	**(854,126)**
Total Assets	**¥5,620,855**	¥5,941,080	**$46,762,523**
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Liabilities			
Deposits (Notes 9 and 10)	**¥5,190,676**	¥5,253,535	**$43,183,666**
Call Money and Bills Sold	—	200,300	—
Trading Liabilities (Note 3)	**505**	527	**4,206**
Borrowed Money (Note 11)	**54,572**	73,729	**454,013**
Foreign Exchanges (Note 6)	**127**	94	**1,062**
Corporate Bonds (Note 12)	**32,750**	35,000	**272,463**
Other Liabilities (Note 9)	**41,053**	44,272	**341,545**
Reserve for Employee Bonuses (Note 2)	**3**	7	**31**
Reserve for Employee Retirement Benefit (Note 2)	**1,568**	12,707	**13,046**
Reserve for Possible Loan Losses on Sales of Loans (Note 13)	**1,094**	6,006	**9,101**
Other Reserves	—	—	—
Deferred Tax Liabilities for Revaluation	**10,084**	22,609	**83,896**
Consolidation Difference	**647**	—	**5,390**
Acceptances and Guarantees (Note 8)	**111,852**	112,338	**930,555**
Total Liabilities	**5,444,936**	5,761,129	**45,298,974**
Minority Interests	**166**	737	**1,383**
Shareholders' Equity			
Capital Stock	**140,409**	140,409	**1,168,132**
Capital Surplus	**14,998**	115,345	**124,783**
Retained Earnings	**20,675**	(99,439)	**172,007**
Land Revaluation Excess	**14,858**	32,055	**123,614**
Net Unrealized Gains on Other Securities	**(14,103)**	(8,135)	**(117,333)**
Less, Treasury Stock	**(1,086)**	(1,021)	**(9,037)**
Total Shareholders' Equity	**175,752**	179,214	**1,462,166**
Total Liabilities, Minority Interests and Shareholders' Equity	**¥5,620,855**	¥5,941,080	**$46,762,523**

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income and Retained Earnings

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries For the years ended March 31, 2003 and 2002

	Millions of yen (Note 1)		Thousands of U.S. dollars (Note 1)
	2003	2002	**2003**
Income			
Interest Income:			
Interest on Loans and Discounts	**¥ 86,969**	¥ 91,545	**$ 723,543**
Interest and Dividends on Securities	**10,569**	12,972	**87,930**
Other Interest Income	**902**	2,499	**7,505**
Fees and Commissions	**14,432**	13,146	**120,069**
Trading Revenue (Note 15)	**1,025**	222	**8,531**
Other Operating Income	**7,399**	2,293	**61,563**
Other Income	**39,855**	31,836	**331,577**
Total Income	**161,154**	154,516	**1,340,718**
Expenses			
Interest Expenses:			
Interest on Deposits	**8,162**	12,677	**67,904**
Interest on Borrowings and Rediscounts	**1,503**	1,760	**12,511**
Other Interest Expenses	**2,682**	3,179	**22,316**
Fees and Commissions	**3,693**	3,462	**30,729**
Trading Expenses (Note 15)	**—**	—	**—**
Other Operating Expenses	**1,093**	2,058	**9,099**
General and Administrative Expenses	**56,166**	59,431	**467,278**
Other Expenses (Note 16)	**95,966**	228,930	**798,388**
Total Expenses	**169,268**	311,499	**1,408,225**
Income (Loss) before Income Taxes	**(8,114)**	(156,982)	**(67,507)**
Income Taxes (Note 17)			
Current	**294**	272	**2,453**
Deferred	**(10,975)**	(22,006)	**(91,310)**
Minority Interests in Net Income	**225**	447	**1,874**
Net Income (Loss)	**¥ 2,341**	¥(135,697)	**$ 19,476**
Retained Earnings:			
Balance, Beginning of Year	**¥ —**	¥ 35,257	**$ —**
Additions to Consolidated Retained Earnings:			
Transfer from Revaluation Account	**—**	1,578	**—**
Deductions of Consolidated Retained Earnings:			
Cash Dividends	**—**	577	**—**
Net Income	**—**	(135,697)	**—**
Balance, End of Year	**¥ —**	¥ (99,439)	**$ —**
Capital Surplus:			
Balance, Beginning of Year	**¥115,345**	¥ —	**$ 959,616**
Decrease in Capital Surplus	**100,346**	—	**834,833**
Reversal for Replenishment of Losses	**100,346**	—	**834,833**
Balance, End of Year	**¥ 14,998**	¥ —	**$ 124,783**
Retained Earnings:			
Balance, Beginning of Year	**¥(99,439)**	¥ —	**$ (827,281)**
Additions to Consolidated Retained Earnings:	**120,114**	—	**999,288**
Net Income	**2,341**	—	**19,476**
Transfer from Land Revaluation Excess	**17,426**	—	**144,979**
Replenishment Due to Capital Surplus	**100,346**	—	**834,833**
Balance, End of Year	**¥ 20,675**	¥ —	**$ 172,007**

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

The Hokuriku Bank, Ltd. and Consolidated Subsidiaries For the years ended March 31, 2003 and 2002

	Millions of yen (Note 1)		Thousands of U.S. dollars (Note 1)
	2003	2002	**2003**
I. Cash Flows from Operating Activities			
Net Income (Loss) before Adjustments (Taxes, etc.)	**¥ (8,114)**	¥(156,982)	**$ (67,508)**
Depreciation	**16,553**	17,561	**137,717**
Increase in Reserve for Possible Loan Losses	**(23,325)**	112,464	**(194,054)**
Increase in Reserve for Losses on Sales of Loans	**(4,912)**	3,656	**(40,865)**
Increase in Other Reserve	**—**	(2)	**—**
Increase in Reserve for Employee Bonuses	**(4)**	(5)	**(35)**
Increase in Reserve for Employee Retirement Benefit	**(11,145)**	(196)	**(92,723)**
Income from Lending Activities	**(98,441)**	(107,017)	**(818,978)**
Funding Costs	**12,348**	17,617	**102,731**
Loss (Gain) Related to Securities	**12,505**	86,377	**104,041**
Loss (Gain) on Money Held in Trust	**190**	(162)	**1,587**
Loss (Gain) on Foreign Exchange Translations	**30**	(22)	**254**
Loss (Gain) on Sales of Premises and Equipment	**12,208**	1,659	**101,571**
Decrease (Increase) in Trading Account Assets	**3,862**	871	**32,135**
Increase (Decrease) in Trading Account Liabilities	**(22)**	(206)	**(184)**
Net Decrease (Increase) in Loans and Bills Discounted	**89,622**	(29,938)	**745,608**
Net Increase (Decrease) in Deposits	**(43,000)**	(28,196)	**(357,740)**
Net Increase (Decrease) in NCDs	**(19,589)**	(104,139)	**(162,971)**
Net Increase (Decrease) in Borrowed Money (excluding subordinated loans)	**(8,057)**	(4,432)	**(67,033)**
Net Decrease (Increase) in Deposits with Banks (excluding the Bank of Japan)	**10,840**	44,215	**90,190**
Net Decrease (Increase) in Call Loans	**(99,273)**	198,405	**(825,904)**
Net Increase (Decrease) in Call Money	**(200,300)**	200,300	**(1,666,389)**
Net Increase (Decrease) in Funds Held as Collateral for Securities Lent Out	**—**	(5,213)	**—**
Net Decrease (Increase) in Foreign Exchanges (Assets)	**1,180**	(1,087)	**9,822**
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	**33**	(120)	**277**
Net Increase (Decrease) in Issue and Redemption of Bonds	**850**	—	**7,071**
Revenue from Lending Activities	**90,919**	94,026	**756,405**
Payments for Funding Expenses	**(11,760)**	(17,038)	**(97,840)**
Other	**(523)**	(15,986)	**(4,356)**
Subtotal	**(277,321)**	306,409	**(2,307,171)**
Corporate and Other Taxes Paid	**(400)**	(89)	**(3,336)**
Net Cash Provided by (Used in) Operating Activities	**(277,722)**	306,319	**(2,310,507)**
II. Cash Flows from Investing Activities			
Purchases of Securities	**(296,430)**	(568,836)	**(2,466,145)**
Proceeds from Sales of Securities	**301,873**	292,968	**2,511,428**
Proceeds from Redemption of Securities	**66,088**	217,870	**549,823**
Decrease in Money Held in Trust	**1,900**	15,389	**15,807**
Revenue from Investment Activities	**11,139**	11,415	**92,676**
Purchase of Premises and Equipment	**(6,254)**	2,026	**(52,035)**
Proceeds from Sales of Premises and Equipment	**14,867**	(4,952)	**123,693**
Purchase of Subsidiary Shares Due to the Change in the Scope of Consolidation	**(837)**	—	**(6,964)**
Purchase of Subsidiary Shares	**(632)**	—	**(5,263)**
Net Cash Provided by (Used in) Investing Activities	**91,714**	(34,119)	**763,020**
III. Cash Flows from Financing Activities			
Repayment of Subordinated Borrowings	**(11,772)**	(13,000)	**(97,937)**
Repayment of Subordinated Bonds with Warrants and New Share Option Rights	**(2,202)**	—	**(18,319)**
Payments to Bonds and Convertible Bonds	**—**	(1,546)	**—**
Payments to Financing Activities	**(2,297)**	(2,034)	**(19,116)**
Issuance of Common Stock	**—**	39,134	**—**
Dividends Paid	**(0)**	(578)	**(2)**
Purchase of Treasury Stock	**(56)**	—	**(469)**
Proceeds from Sales of Treasury Stock	**—**	24	**—**
Net Cash Provided by (Used in) Financing Activities	**(16,328)**	21,999	**(135,843)**
IV. Effects of Changes in Exchange Rates on Cash and Cash Equivalents	**(30)**	22	**(255)**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(202,366)**	294,221	**(1,683,585)**
VI. Cash and Cash Equivalents at Beginning of Period	**372,668**	78,446	**3,100,406**
VII. Cash and Cash Equivalents at End of Period (Note 18)	**¥ 170,301**	¥ 372,668	**$ 1,416,821**

See accompanying Notes to Consolidated Financial Statements

1. Basis of presentation

The accompanying consolidated financial statements of The Hokuriku Bank, Ltd. (the "Bank") and its consolidated subsidiaries (together referred to as "Hokuriku Group") have been prepared in conformity with generally accepted accounting principles and practices in Japan, which consist of several sources including, but not limited to, Financial Statements Regulations, Consolidated Financial Statements Regulations and the Securities and Exchange Law of Japan.

Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Also, accounting principles and practices generally accepted in Japan are different from International Accounting Standards in certain respects as to application and disclosure requirements.

The yen amounts of respective accounts included in the accompanying consolidated financial statements and notes thereto are stated in millions of yen by discarding amounts less than ¥1 million. Therefore, total or subtotal amounts appearing in the accompanying consolidated financial statements and notes thereto do not necessarily correspond to the aggregation of such account balances.

The U.S. dollar amounts, included solely for convenience, represent the arithmetical results of translating original Japanese yen amounts to U.S. dollars at the rate of ¥120.20 to $1.00, the exchange rate prevailing at the end of March 2003. The U.S. dollar amounts are then rounded to thousands.

2. Significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its 7 subsidiaries after the elimination of all significant intercompany transactions, balances and unrealized profit.

The Hokuriku Bank, Ltd. acquired additional shares in Hokuriku Card Co., Ltd. on March 28, 2003. Hokuriku Card Co., Ltd. has been included in the scope of consolidation as a subsidiary company.

There are 3 affiliates for which the equity method does not apply as they do not have a significant impact on the consolidated financial statements.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority stockholders, are evaluated using the fair value at the time the Bank acquired control of the respective subsidiaries.

Consolidation difference is amortized using the straight-line method over 5 years.

(b) Trading accounts

Securities and monetary claims held by the Bank are stated at market value, and financial derivatives, such as swaps, futures and options held by the Bank, are stated at estimated value assuming that they were settled at the date of the financial statement.

There are no trading assets held by the subsidiaries.

(c) Basis and method of evaluation of securities

Stocks of affiliated companies are stated at cost determined by the moving-average method. Available-for-sale securities that have a market value are stated at mark-to-market on a current-value basis at the fiscal year-end (the cost of sales, in principle, is computed by the moving-average method) and available-for-sale securities without market value are stated at cost or at amortized cost computed by the moving-average method. From the fiscal year ended March 31, 2002, the evaluation method at mark-to-market on a current-value basis was adapted to available-for-sale securities that have a market value.

Securities managed as trust assets in individually operated money trusts, mainly invested in securities, are stated at mark-to-market on a current-value basis.

From the fiscal year ended March 31, 2003, the Bank has changed the basis and method of evaluation for available-for-sale securities that have a market value from mark-to-market on a current-value basis at the fiscal year-end (the cost of sales, in principle, computed by the moving-average method) to mark-to-market on an average current-value basis one month prior to the fiscal year-end (the cost of sales, in principle, computed by the moving-average method).

(d) Basis and method of evaluation of derivative transactions

Derivative transactions (excluding transactions for trading purposes) are stated at mark-to-market on a current-value basis.

(e) Method of calculating depreciation

Equipment is depreciated using the declining-balance method and premises are depreciated using the straight-line method. The estimated ranges of useful lives are principally as follows.

Premises: 15-39 years

Equipment: 5-6 years

Depreciation of lease assets of the consolidated subsidiaries, which are included in other assets in the consolidated balance sheets, is recorded using the straight-line method based on the lease commitments.

In accordance with the Law for Revaluation of Land (Law 34, issued on March 31, 1998), the Bank revalued land held for business purposes. The unrealized gain on the revaluation of land, net of deferred tax, was reported as "Land Revaluation Excess" within shareholders' equity, and the relevant deferred tax was included in liabilities as "Deferred Tax Liabilities for Revaluation."

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3-3 of the Law Concerning Land Revaluation: The value of land is based on the official notice prices calculated as directed by public notification of the Commissioner of the National Tax Administration and as provided for in the Law Concerning Public Notification of Land Prices, as stipulated in Article 2-4 of the Ordinance Implementing the Law Concerning Land Revaluation (Government Ordinance No. 119, promulgated March 31, 1998), after making reasonable adjustments.

As of March 31, 2003, the book value of the land after revaluation was ¥19,970 million less than its above-mentioned value.

(f) Software

Costs of computer software developed or obtained for internal use are principally deferred and amortized using the straight-line method over the estimated useful lives of 6 years.

(g) Reserve for possible loan losses

In accordance with the Bank's own reserve and charge-off policy, the reserve for possible loan losses has been set aside as follows. For borrowers that are actually in legal bankruptcy proceedings (hereafter "formal bankruptcy") or borrowers in a similar situation (hereafter, "de facto bankruptcy"), the reserve in the amount equivalent to the amount outstanding, after subtracting the possible disposal amount of collateral and possible recovery amount from guarantees, is provided. For borrowers that are not yet in bankruptcy, but have a high possibility of becoming so hereafter, the possible disposal amount of collateral and possible recovery amount from guarantees are subtracted from the amount of the outstanding loans. The necessary amount is then set aside as reserve, after determining the payment capabilities of the borrower, from the amount remaining. For borrowers other than those indicated above, the amount set aside as reserve is based on several factors, including the percentage of the credit losses as calculated based upon the specific actual past loss ratio.

As for specific overseas borrowers, the expected amount of losses incurred due to a political or economic crisis in the country will be provided for as a specific reserve for overseas loan losses.

All claims of the Bank are subject to asset quality reviews conducted by the business units, using the guidelines the Bank has adopted for its "self-assessment," and the results of such reviews are also subject to further review audit by the credit review section, which is independent from these business units.

For consolidated subsidiaries, reserves are set aside in accordance with the Bank's own reserve and charge-off policy.

With respect to loans with collateral and/or guarantees extended to borrowers in formal bankruptcy or borrowers in de facto bankruptcy, the unrecoverable amount is estimated by deducting from the loan amount the realizable value of collateral or the amount likely to be recovered based on guarantees. The outstanding amount thus determined is then directly charged off from the loan amount as the amount that is not likely to be recovered, which was ¥162,035 million at March 31, 2003.

(h) Reserve for employee bonuses

Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses, which are attributable to this fiscal term.

(i) Reserve for employee retirement benefit

Liabilities for this account are provided for the payments of employee retirement benefit obligation and the pension assets.

Prior service costs are amortized using the straight-line method over 10 years. Unrecognized actuarial gain or loss is amortized using the straight-line method over 10 years commencing from the next fiscal year.

(j) Foreign currency translation

Foreign currency accounts are translated into Japanese yen at the exchange rates in effect at the year-end date.

(k) Finance leases

Finance leases that do not transfer ownership are accounted for in the same manner as operating leases.

(l) Hedge accounting

In connection with the basis and method of hedge accounting, the Bank utilizes individual hedging for certain assets and liabilities, which are effectively matched with hedging instruments on an individual basis. Individual hedges are accounted for by the deferral method of hedge accounting or accounting for interest rate swaps, in special circumstances.

In April 2002, the Bank ceased the application of the macro-hedge method adopted to manage the overall interest rate risk inherent in various financial assets and liabilities, such as loans and deposits, using derivatives. An unrealized valuation loss of ¥5,088 million, applicable to deferred hedge instruments, calculated at the time the application of hedge accounting was suspended is being amortized over the remaining period (4.5 years) in accordance with JICPA Industry Audit Committee Report No. 24 "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in Banking Industry."

(m) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits with the Bank of Japan.

3. Trading accounts

	Millions of yen		Thousands of U.S. dollars
Assets	**2003**	2002	**2003**
Trading Securities	**¥1,625**	¥5,665	**$13,521**
Trading-Related Financial Derivatives	**793**	616	**6,604**
Total	**¥2,419**	¥6,281	**$20,125**

	Millions of yen		Thousands of U.S. dollars
Liabilities	**2003**	2002	**2003**
Trading-Related Financial Derivatives	**¥505**	¥527	**$4,206**
Total	**¥505**	¥527	**$4,206**

4. Securities

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
National Government Bonds	**¥155,788**	¥242,022	**$1,296,079**
Local Government bonds	**77,278**	84,272	**642,916**
Corporate Bonds	**229,021**	208,089	**1,905,334**
Stocks	**130,338**	190,703	**1,084,346**
Other Securities	**109,684**	88,487	**912,516**
Total	**¥702,111**	¥813,574	**$5,841,191**

5. Loans and bills discounted

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Bills Discounted	**¥ 137,047**	¥ 170,384	**$ 1,140,164**
Loans on Bills	**845,901**	961,781	**7,037,448**
Loans on Deeds	**2,551,128**	2,482,537	**21,224,034**
Overdrafts	**719,579**	762,363	**5,986,516**
Total	**¥4,253,657**	¥4,377,066	**$35,388,162**

Loans and Bills Discounted includes loans to borrowers under bankruptcy proceedings, overdue loans, loans overdue for at least 3 months and restructured loans.

The amounts of these loans are as follows:

Loans to borrowers under bankruptcy proceedings	¥61,530 million
Overdue loans	¥211,986 million
Loans overdue for at least 3 months	¥2,073 million
Restructured loans	¥89,711 million

The total of the above loans amounted to ¥365,301 million.

This amount represents the amount before deduction of the reserve for possible loan losses.

6. Foreign exchanges

	Millions of yen		Thousands of U.S. dollars
Assets	**2003**	2002	**2003**
Due from Foreign Banks	**¥ 3,124**	¥ 3,087	**$ 25,995**
Foreign Exchange Bills Bought	**3,076**	3,305	**25,596**
Foreign Exchange Bills Receivable	**6,704**	7,694	**55,781**
Total	**¥12,906**	¥14,086	**$107,372**

	Millions of yen		Thousands of U.S. dollars
Liabilities	**2003**	2002	**2003**
Due to Foreign Banks	**¥ 27**	¥ 0	**$ 231**
Foreign Exchange Bills Sold	**96**	82	**801**
Foreign Exchange Bills Payable	**3**	11	**30**
Total	**¥127**	¥94	**$1,062**

7. Premises and equipment

The accumulated depreciation as of March 31, 2003 and 2002 amounted to ¥72,082 million (US$ 599,686 thousand) and ¥82,238 million, respectively.

8. Customers' liabilities for acceptances and guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liability for acceptances and guarantees is also shown on the assets side, which represents the Bank's right of indemnity from the applicants.

9. Pledged assets

Assets that are pledged as collateral as of March 31, 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Assets that are pledged as collateral:			
Securities	**¥68,020**	¥304,369	**$565,892**
Loans and Bills Discounted	**21,072**	1,150	**175,308**
Commercial Paper	**—**	1,000	**—**
Obligations corresponding to collateral assets:			
Deposits	**¥60,235**	¥ 38,216	**$501,125**
Call Money and Bills Sold	**—**	200,300	**—**

In addition to the above, as collateral relating to transactions on exchange settlements or as substitutes for futures transaction margins, securities of ¥74,737 million (US$621,775 thousand) and other assets of ¥11 million (US$92 thousand) are deposited items. Of equipment and premises, ¥3,021 million (US$25,134 thousand) consists of guarantee deposits.

10. Deposits

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Current Deposits, Ordinary Deposits, Saving Deposits and Deposits at Notice	**¥2,051,774**	¥2,124,974	**$17,069,673**
Time Deposits and Installment Savings	**2,952,850**	2,925,069	**24,566,145**
Other Deposits	**183,471**	181,322	**1,526,383**
Subtotal	**5,188,096**	5,231,366	**43,162,201**
NCDs	**2,580**	22,169	**21,465**
Total	**¥5,190,676**	¥5,253,535	**$43,183,666**

11. Borrowed money

Borrowed money includes ¥45,000 million (US$374,376 thousand) in subordinated borrowings as of March 31, 2003.

12. Corporate bonds

Corporate bonds include ¥31,900 million (US$265,391 thousand) of subordinate bonds as of March 31, 2003.

13. Reserve for possible losses on sales of loans

Consideration is given to the value of the collateral of loans collateralized by real estate which were sold to the Cooperative Credit Purchasing Company. An estimate is made of future possible losses, and the necessary amount is accounted for under the above reserve.

14. Capital stock

Information with respect to capital stock of the Bank as of March 31, 2003 and 2002, is as follows:

	2003	2002
Number of Shares:		
Authorized:		
Common	**1,700,000,000**	1,700,000,000
Preferred	**300,000,000**	300,000,000
Issued and Outstanding:		
Common	**987,146,185**	987,146,185
Preferred (annual dividend of ¥7.70 per share)	**150,000,000**	150,000,000

Per Share Information		
Net Assets per Share:	**¥102.52**	¥105.95
Basic Earnings per Share:	**1.20**	(185.21)

Fully diluted earnings per share are not shown because of anti-dilutive effects.

15. Trading revenue and expenses

(a) Trading revenue

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Revenue from Trading Securities	**¥ 182**	¥165	**$1,517**
Revenue from Trading Derivatives	**843**	57	**7,014**
Total	**¥1,025**	¥222	**$8,531**

(b) Trading expenses

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Expenses on Trading Securities	**¥—**	¥—	**$—**
Total	**¥—**	¥—	**$—**

16. Other expenses

Included in other expenses for the fiscal year ended March 31, 2003 were write off of loans and bills discounted of ¥25,527 million, write off of investment in securities of ¥9,141 million, and loss on disposal of property, plant and equipment of ¥14,306 million. The corresponding amounts for the fiscal year ended March 31, 2002, were ¥32,823 million, ¥84,320 million and ¥1,878 million, respectively.

17. Income taxes

Significant components of deferred tax assets and liabilities for the years ended March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Deferred Tax Assets			
Reserve for Possible Loan Losses	**¥ 82,848**	¥117,326	**$ 689,255**
Depreciation	**1,700**	2,691	**14,152**
Employee Retirement Benefit	**10,901**	5,296	**90,691**
Net Unrealized Losses on Available-for-Sale Securities	**9,585**	5,737	**79,745**
Other	**26,921**	41,062	**223,973**
Operating Loss Carryforwards	**34,197**	19	**284,504**
Subtotal	**166,154**	172,134	**1,382,320**
Less, Valuation Allowance	**57,424**	67,922	**477,744**
Deferred Tax Assets	**108,729**	104,211	**904,576**
Deferred Tax Liabilities	**1,896**	115	**15,775**
Net of Deferred Tax Assets	**¥106,833**	¥104,096	**$ 888,801**

The Law to Amend a Part of Local Tax Laws (the "Law") was promulgated on March 31, 2003, which reduced enterprise tax rates along with the introduction of non-income based taxes. The law is to be applied to the fiscal years beginning on or after April 1, 2004.

The effect of the change in the tax rate increased income tax expenses by ¥2,235 million for the year ended March 31, 2003.

18. Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of cash flows excluding due from banks except for deposits with the Bank of Japan are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Cash and due from banks in balance sheet	**¥188,098**	¥401,277	**$1,564,877**
Due from banks except for deposits with the Bank of Japan	**(17,796)**	(28,608)	**(148,056)**
Cash and cash equivalents in the statements of cash flows	**¥170,301**	¥372,668	**$1,416,821**

19. Commitment lines

Loan agreements and commitment line agreements relating to loans are agreements which oblige the Bank and its consolidated subsidiaries to lend funds up to a certain limit agreed in advance. The Bank and its consolidated subsidiaries make the loans upon the request of an obligor to draw down funds under such loan agreements, as long as there is no breach of the various terms and conditions stipulated in the relevant loan agreement. The unused commitment balance relating to these loan agreements at March 31, 2003 amounted to ¥1,170,452 million (US$9,737,546 thousand). Of this amount, ¥1,170,120 million (US$9,734,779 thousand) relates to loans where the term of the agreement is one year or less, or unconditional cancellation of the agreement is allowed at any time.

In many cases the term of the agreement runs its course without the loan ever being drawn down. Therefore, the unused loan commitment will not necessarily affect future cash flows. Conditions are included in certain loan agreements which allow the Bank and its consolidated subsidiaries either to decline the request for a loan draw down or to reduce the agreed limit amount where there is due cause to do so, such as when there is a change in financial condition, or when it is necessary to do so in order to protect the Bank's and its consolidated subsidiaries' credit. The Bank and its consolidated subsidiaries take various measures to protect its credit. Such measures include having the obligor pledge collateral to the Bank and its consolidated subsidiaries in the form of real estate, securities, etc. on signing the loan agreement, or in accordance with the Bank and its consolidated subsidiaries' established internal procedures confirming the obligor's financial condition etc. at regular intervals.

20. Segment information

(a) Segment information by business

For the fiscal years ended March 31, 2003 and 2002 on a consolidated basis is as follows:

2003

	Millions of yen					
	Banking	Lease	Other business	Total	Elimination or corporate	Consolidated
I Ordinary Revenue						
(1) Ordinary Revenue from Outside Customers	¥ 133,290	¥19,495	¥ 1,797	¥ 154,584	¥ —	¥ 154,584
(2) Ordinary Revenue from Intersegment Transactions	2,482	688	3,932	7,103	7,103	—
Total	135,773	20,184	5,730	161,687	7,103	154,584
Ordinary Expenses	126,228	19,494	5,334	151,058	5,816	145,241
Ordinary Income	¥ 9,544	¥ 689	¥ 396	¥ 10,629	¥ 1,287	¥ 9,342
II Identifiable Assets	¥5,659,971	¥48,533	¥62,722	¥5,771,227	¥150,372	¥5,620,855
Depreciation Expenses	3,432	12,866	254	16,553	—	16,553
Capital Expenditures	5,211	16,215	1,043	22,469	—	22,469

	Thousands of U.S. dollars					
	Banking	Lease	Other business	Total	Elimination or corporate	Consolidated
I Ordinary Revenue						
(1) Ordinary Revenue from Outside Customers	$ 1,108,908	$162,193	$ 14,958	$ 1,286,059	$ —	$ 1,286,059
(2) Ordinary Revenue from Intersegment Transactions	20,651	5,727	32,720	59,098	59,098	—
Total	1,129,559	167,920	47,678	1,345,157	59,098	1,286,059
Ordinary Expenses	1,050,154	162,185	44,383	1,256,722	48,388	1,208,334
Ordinary Income	$ 79,405	$ 5,735	$ 3,295	$ 88,435	$ 10,710	$ 77,725
II Identifiable Assets	$47,087,948	$403,774	$521,820	$48,013,542	$1,251,019	$46,762,523
Depreciation Expenses	28,556	107,041	2,120	137,717	—	137,717
Capital Expenditures	43,354	134,902	8,680	186,936	—	186,936

As described in Note 2 (c), from the fiscal year ended March 31, 2003, the Bank has changed the basis and method of evaluation for available-for-sale securities that have a market value from mark-to-market on a current-value basis at the fiscal year-end (the cost of sales, in principle, computed by the moving-average method) to mark-to-market on an average current-value basis one month prior to the fiscal year-end (the cost of sales, in principle, computed by the moving-average method).

2002

	Millions of yen					
	Banking	Lease	Other business	Total	Elimination or corporate	Consolidated
I Ordinary Revenue						
(1) Ordinary Revenue from Outside Customers	¥ 130,942	¥21,645	¥ 1,577	¥ 154,165	¥ —	¥ 154,165
(2) Ordinary Revenue from Intersegment Transactions	1,788	515	3,862	6,166	6,166	—
Total	132,730	22,161	5,440	160,331	6,166	154,165
Ordinary Expenses	288,636	20,848	5,531	315,015	5,579	309,436
Ordinary Income (Loss)	¥ (155,906)	¥ 1,313	¥ (90)	¥ (154,683)	¥ 586	¥ (155,270)
II Identifiable Assets	¥5,977,188	¥54,620	¥53,182	¥6,084,991	¥143,910	¥5,941,080
Depreciation Expenses	3,818	13,469	273	17,561	—	17,561
Capital Expenditures	4,830	14,978	121	19,931	—	19,931

Note: Because ordinary revenue from leasing business accounted for more than 10% of total ordinary revenue in the segment, segment information by business is given in the consolidated accounts for the fiscal year, based on Article 15-2 of the regulation concerning consolidated financial statements.

(b) Segment information by location

As operations in Japan, in terms of all segments and total assets for all segments, accounted for more than 90% of total ordinary income, information by location has been omitted.

(c) Segment information about the ordinary income from international operations

As ordinary income from international operations accounted for less than 10% of total ordinary income, information about the ordinary income from international operations has been omitted.

21. Lease transactions

Finance lease transactions that do not transfer ownership of the leased property to the lessee for the year ended March 31, 2003 are as follows:

(Lessee)

• Pro forma information with respect to the leased property, such as acquisition cost, accumulated depreciation and net book value at March 31, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Acquisition Cost	**¥—**	¥40	**$—**
Accumulated Depreciation	**—**	37	**—**
Net Book Value	**¥—**	¥ 3	**$—**

• Pro forma amounts of obligations under finance lease at March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Within one year	**¥—**	¥3	**$—**
Over one year	**—**	—	**—**
Total	**¥—**	¥3	**$—**

• Pro forma information concerning lease payment and depreciation expenses for the years ended March 31, 2003 and 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Lease payments	**¥—**	¥8	**$—**
Depreciation expenses	**—**	8	**—**

• The method of calculating the pro forma amounts of depreciation expenses for the years ended March 31, 2003 and 2002 is as follows:
Depreciation is computed based on the straight-line method over the period of lease, with no residual value.

(Lessor)

• Acquisition cost, accumulated depreciation and balance at March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Acquisition Cost	**¥61,247**	¥66,036	**$509,548**
Accumulated Depreciation	**30,324**	34,255	**252,284**
Balance at Year-End	**¥30,923**	¥31,780	**$257,264**

• The pro forma amounts of lease receivable under finance lease at March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Within one year	**¥12,411**	¥12,995	**$103,254**
Over one year	**21,653**	22,008	**180,142**
Total	**¥34,064**	¥35,003	**$283,396**

• Lease payment received and depreciation expenses for the years ended March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Lease payments received	**¥14,860**	¥15,652	**$123,628**
Depreciation expenses	**12,866**	13,469	**107,041**

22. Retirement benefits

(a) Overview of retirement benefit system

The Bank has a welfare pension fund, a qualified retirement pension fund, and an unfunded lump-sum benefit plan, all operated as defined benefit plans.

The Bank has established an employee pension trust.

On February 17, 2003, the Bank obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the future benefit obligation with respect to the portion of the Employee Pension Fund that the Bank operates on behalf of the Government (the so-called substitutional portion).

Domestic consolidated subsidiaries maintain unfunded lump-sum pension benefit plans.

(b) Retirement benefit

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Retirement benefit obligations (A)	**¥(49,246)**	¥(73,314)	**$(409,708)**
Pension assets (B)	**22,574**	36,558	**187,809**
Retirement benefit obligations in excess of pension assets (C)=(A)+(B)	**(26,672)**	(36,756)	**(221,899)**
Unrecognized transitional obligation (D)	**13,508**	16,381	**112,385**
Unrecognized actuarial loss (E)	**14,207**	10,606	**118,202**
Unrecognized prior service costs (F)	**(2,612)**	(2,939)	**(21,734)**
Net retirement benefit obligations recognized on consolidated balance sheets (G)=(C)+(D)+(E)+(F)	**(1,568)**	(12,707)	**(13,046)**
Prepaid pension costs (H)	**—**	—	**—**
Reserve for employee retirement benefit (G)-(H)	**¥ (1,568)**	¥(12,707)	**$ (13,046)**

The Bank applied transitional provisions as prescribed in paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (Accounting Committee Report No. 13 issued by the Japanese Institute of Certified Public Accountants) and a gain in the amount of ¥4,093 million (US$34,058 thousand) for the settlement of the substitutional portion was recognized at the date of approval from Japan's Ministry of Health, Labour and Welfare. The amount of plan assets to be returned is ¥15,082 million (US$125,475 thousand) at the end of fiscal year ended March 31, 2003.

(c) Retirement benefit expenses

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Service costs	**¥ 1,756**	¥ 1,611	**$14,615**
Interest costs on projected benefit obligations	**2,194**	2,340	**18,255**
Estimated return on pension assets	**(1,096)**	(1,278)	**(9,119)**
Amortization of unrecognized prior service costs	**(326)**	(326)	**(2,717)**
Amortization of unrecognized actuarial gain or loss	**798**	319	**6,644**
Amortization of transitional obligation	**1,260**	1,260	**10,484**
Other (additional payments, including premium retirement benefits)	**716**	553	**5,957**
Net periodic benefit expenses	**¥ 5,303**	¥ 4,479	**$44,119**

(d) Basis for calculation of retirement benefit obligations

	Consolidated fiscal years as of March 31	
	2003	2002
(1)Discount rate	**3.0%**	3.0%
(2)Expected rate of return on pension assets	**3.0%**	3.0%
(3)Method of benefit attribution	**Straight-line method using "benefit/year-of-service" approach**	Straight-line method using "benefit/year-of-service" approach
(4)Period of amortization of unrecognized prior service costs	**10 years**	10 years
(5)Period of amortization of unrecognized actuarial gain or loss	**10 years**	10 years
(6)Period amortization of transitional obligation	**15 years**	15 years

23. Subsequent events

1. The Hokkaido Bank, Ltd. (Head Office: Sapporo, Hokkaido, President: Tsuneo Fujita) and The Hokuriku Bank, Ltd. concluded a basic agreement for management integration on May 23, 2003 based on a holding company format, subject to approval by the appropriate authorities.
2. The Bank decided, following ratification at the Ordinary General Meeting of Shareholders held on June 27, 2003, to establish a parent and holding company through a transfer of shares, subject to approval by the appropriate authorities. The Bank will become a wholly owned subsidiary of the newly established company, brief details as follows:

(1) Name of the holding company: Hokugin Financial Group, Inc.
(2) Establishment date: September 26, 2003 (scheduled)
(3) Paid-in capital and capital surplus
Paid-in capital: ¥50.0 billion
Capital surplus: The Bank's net assets less paid-in capital as of the date of share transfer
(4) Rate of share transfer:

Shares of The Hokuriku Bank, Ltd.	Shares of the Hokugin Financial Group, Inc.
Common stock 1 share	Common stock 1 share
Preferred stock 1 share	Preferred stock 1 share

(5) Date of share transfer: September 26, 2003 (scheduled)

Market Value Information (Consolidated Financial Data)

1. Securities

Securities transactions in trading accounts are excluded from the table below because they are revalued at the end of the fiscal year and evaluation gains or losses are recognized in the financial statements.

2003

• Available-for-Sale Securities that have a Market Value

Millions of yen					Thousands of U. S. dollars				
Acquisition Cost	Book Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)	Acquisition Cost	Book Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)
¥685,667	**¥661,987**	**¥(23,679)**	**¥15,717**	**¥39,396**	**$5,704,385**	**$5,507,388**	**$(196,997)**	**$130,763**	**$327,760**

2002

• Held-to-Maturity Bonds that have a Market Value

Millions of yen				
Book Value	Market Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)
¥71,663	¥72,813	¥1,150	¥1,150	¥—

• Available-for-Sale Securities that have a Market Value

Millions of yen				
Book Value	Market Value	Net (A)-(B)	Unrealized Gain (A)	Unrealized Loss (B)
¥706,511	¥692,639	¥(13,872)	¥21,761	¥35,633

2. Derivatives

2003

• Interest Rate-Related Transactions

Millions of yen			Thousands of U. S. dollars		
Contract Value	Market Value	Recognized Gain (Loss)	Contract Value	Market Value	Recognized Gain (Loss)
¥103,732	**¥195**	**¥820**	**$862,998**	**$1,629**	**$6,826**

• Currency-Related Transactions

Millions of yen			Thousands of U. S. dollars		
Contract Value	Market Value	Recognized Gain (Loss)	Contract Value	Market Value	Recognized Gain (Loss)
¥73,844	**¥92**	**¥92**	**$614,349**	**$769**	**$769**

2002

• Interest Rate-Related Transactions

Millions of yen		
Contract Value	Market Value	Recognized Gain (Loss)
¥50,021	¥55	¥153

• Currency-Related Transactions

Millions of yen		
Contract Value	Market Value	Recognized Gain (Loss)
¥38,837	¥32	¥32

At March 31, 2003 and 2002, the Bank and its consolidated subsidiaries had no outstanding contracts in stock-related transactions, bond-related transactions, product-related transactions and credit derivative transactions.


Shin Nihon & Co.

The Board of Directors
The Hokuriku Bank, Ltd.

We have audited the accompanying consolidated balance sheets of The Hokuriku Bank, Ltd. and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Hokuriku Bank, Ltd. and consolidated subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As described in Note 2 (c), for the year ended March 31, 2003, The Hokuriku Bank, Ltd. changed the method of accounting for available-for-sale securities that have market value in the preparation of the consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

Shin Nihon & Co.

June 27, 2003

Shin Nihon & Co

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of The Hokuriku Bank, Ltd. and consolidated subsidiaries under Japanese accounting principles and practices.

Subsidiaries and Affiliated Companies

Name	Line of Business	Capital (Millions of yen)	Bank's share in capital (%)	Established	Consolidated
Hokugin Business Services Co., Ltd.	Printing, Printed matters management, Cash management, ATM/CD maintenance/operation, Outsource of branch operations	30	100	1953	❍
Hokugin Office Services Co., Ltd.	Human resource solutions	20	100	1986	❍
Hokugin Real Estate Services Co., Ltd.	Property management	8,363	100	1988	❍
Hokugin Shisankanri Co., Ltd.	Auctioning pledged properties	300	100	2000	❍
Hokuriku International Cayman Limited	Finance	US$1 thousand	100	1993	❍
Hokuriku Card Co., Ltd.	Credit card, Loan guarantee	36	87	1983	❍
Hokugin Lease Co., Ltd.	Leasing	800	70	1983	❍
Hokuriku Hosho Services Co., Ltd.	Credit guarantee	50	45	1978	❍
Hokuriku Capital Co., Ltd.	Venture capital, I.P.O. consulting	250	5	1985	
Hokugin Software Co., Ltd.	Developing software	30	5	1986	

Notes: 1. Hokuriku Card Co., Ltd. merged with Hokuriku Credit Service Co., Ltd. on October 1, 2002. The name of the merged entity was retained as Hokuriku Card Co., Ltd. The Hokuriku Bank, Ltd. acquired additional shares in Hokuriku Card Co., Ltd. on March 28, 2003. Hokuriku Card Co., Ltd. has been included in the scope of consolidation as a subsidiary company.

2. The Hokuriku Bank, Ltd. and its subsidiaries have increased their total capital share in Hokuriku Hosho Services Co., Ltd. on April 7, 2003. As the result, Hokuriku Hosho Services Co., Ltd. has become a consolidated subsidiary of The Hokuriku Bank, Ltd.

Service Network (As of July 31, 2003)

International Department
2-26, Tsutsumicho-dori 1-chome, Toyama City, Toyama 930-8637, Japan
Telephone: +81-76- 423-7815
Facsimile: +81-76-423-7561
E-mail: kokusaibu@hokugin.co.jp

International Operations Center
2-10, Nihonbashi-muromachi 3-chome, Chuo-ku, Tokyo 103-0022, Japan
Telephone: +81-3-3231-7329
Facsimile: +81-3-3270-5028
Telex: J23604, J28660, J28649
RIKBK J
SWIFT Address: RIKBJPJT

Treasury and Securities Department
2-10, Nihonbashi-muromachi 3-chome, Chuo-ku, Tokyo 103-0022, Japan
Telephone: +81-3-3231-7360
Facsimile: +81-3-3246-1255
E-mail: shikintky@hokugin.co.jp

Overseas Offices

New York Representative Office
780 Third Avenue, 28th Floor, New York, NY 10017
Telephone: +1-212-355-3883
Facsimile: +1-212-355-3204
E-mail: nyrep@hokugin.com

Shanghai Representative Office
HSBC Tower., 28/F, 101 Yin Cheng East Rd., Pudong, Shanghai
Telephone: +86-21-6841-0058
Facsimile: +86-21-6841-2701
E-mail: hokugin@online.sh.cn

Singapore Representative Office
6 Battery Road #17-04, Singapore 049909
Telephone: +65-6534-0010
Facsimile: +65-6534-0070
E-mail: hokuriku@singnet.com.sg

184 Domestic Branches
(including 46 Foreign Exchange Offices and 48 Foreign Money Exchange Offices)

THE HOKURIKU BANK, LTD.
2-26, Tsutsumicho-dori 1-chome,
Toyama City, Toyama 930-8637, Japan
URL: http://www.hokugin.co.jp/

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